Duncan Bain

May 18, 2012

Board of Directors

Nova Mining Corporation

Gentlemen:

I hereby resign my positions as President, Chief Executive Officer, Chief Financial Officer of Nova Mining Corporation, effective May 21, 2012 at 5:00 PM New York time.  The resignation is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Sincerely,

/s/ Duncan Bain

Duncan Bain